Correspondence

E-Debit Global Corporation
(formerly Westsphere Asset Corporation, Inc.)
#12, 3620 – 29th Street NE, Calgary, Alberta T1Y 5Z8  Tel: 403-290-0264  Fax: 403-290-1266

November 15, 2010

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   205049

Attention: Kevin W. Vaughs, Accounting Branch Chief

Dear Kevin,

Re:	E-Debit Global Corporation Form 10-K for the year ended December 31, 2009 Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 File No. 0-32501

In response to your letter dated November 5, 2010 pertaining to the comments on the 10-K for the year ended December 31, 2009 and for the periods ended March 31, 2010 and June 30, 2010.  We have answered these comments in the same order as listed on the letter.

1.
Please refer to your response to comment 11 of our September 14, 2010 letter.  Please tell us and revise future filings to provide a more detailed discussion of the specific underlying costs that you have capitalized and characterized as an intangible asset, the authoritative basis relied on in determining that capitalizing them was appropriate instead of expensing them as incurred and how you determined the useful life assigned them.  Finally, clarify the basis for deferring amortization of these costs, which were incurred in 2007, until 2009.

This is to acknowledge that we will revise our future filings to provide a more detailed discussion of the specific underlying nature of the cost we have capitalized and characterized as an intangible asset, the authoritative basis relied on in determining that capitalizing them was appropriate instead of expensing them as incurred, how we determined the useful life assigned to them, and clarify the basis for deferring amortization of these costs, which were incurred in 2007, until 2009.  We propose to revise the following text to the footnotes:

On the 9th of November 2007, E-Debit contracted with ACI Worldwide through its wholly owned subsidiary Westsphere Systems Inc. (WSI) to provide its ACI ‘Base 24 On Demand” (AOD) hosted solution for ATM and POS transaction acquiring where WSI shares responsibilities with ACI as the transaction processor.  ACI hosts the processing environment which is set up to specific requirements as set out by WSI which will supports WSI ATM and POS devices, debit and credit transaction processing and card management requirement that is unique and scalable to WSI current and future requirements and not shared with other ACI customers.  ACI supplies Software acquisition, operation and maintenance, facilities, operations and environment development and maintenance and disaster recovery infrastructure and services whereby WSI supports, authorizes and distributes all settlements and revenues distributions through its account maintenance software developed by WSI and specific to ACI On Demand processing platform.

As a result Westsphere Systems Inc. will process all transactions through its association with ACI hosted transaction processing solution eliminating the costs, restrictions, and potential risks of relying on third party processors.  Most importantly, the investment in the WSI role within the processing environment, or switch, will also enable E-Debit’s direct entry into new and emerging markets such as card management and processing.

The Company determined that it would be more appropriate capitalizing the development costs instead of expensing them as incurred.  The Company’s decision was based on the criteria that ACI has established the technological feasibility for the software to provide a solution for ATM and POS transaction acquiring which is called ACI ‘Base 24 On Demand’ (AOD) and where all research and development activities for the other components of the product or process have been completed by them.  E-Debit was working with ACI to setup a specific requirements as set out by WSI which will supports WSI ATM and POS devices, debit and credit transactions processing and card management requirement that is unique and scalable to WSI current and future requirements and not shared with other ACI customers.

The development cost commenced in year 2007 and has been capitalized as deferred costs.  The Company decided to defer amortizing these costs until all the specific requirements as set out by WSI with ACI were completed.  This was due to the matching principle where the Company has not been generating revenue from processing transactions through its association with ACI to offsets against it related expenses in the same period.

E-Debit officially launched its switch in January 2009 and commenced rollover of ATMs to process all transactions through its association with ACI.  The deferred costs were reclassified as intangible assets upon the completion of all the specific requirements including coding and testing in year 2009.  The reclassification occurred when E-Debit commenced generation of revenue by processing transactions through its association with ACI and distributed all settlements and revenue distributions through its account maintenance software.

The Company assessed the useful life of the intangible asset in relation to its five-year contract with ACI.  The Company also determined the technology may be outdated at the end of the term of the contract and an enhancement of the software may be required at that time.

Depreciation is calculated using a declining balance method.

Depreciation and amortization have been provided in amounts sufficient to recover asset costs over their estimated useful lives.  Depreciation and amortization expense for the years ended December 31, 2009 and 2008 totaled $31,729 and $0, respectively.

Expected future depreciation and amortization of the intangible assets are as follows:

Year	Amount
2010	$25,384
2011	$20,307
2012	$16,246
2013	$12,996
2014	$10,397

2.
Please refer to your response to comment 16 of our September 14, 2010 and revise future filings to disclose the payment terms, maturities and interest rates associated with these related party borrowings.

This is to acknowledge that we will revise our future filings to disclose the payment terms, maturities, and interest rates associated with these related party borrowing.  We propose to include a table as follows:

The following table summarizes the Company’s indebtedness to related parties transactions as at June 30, 2010:

Payable to:	Amount	Terms/Maturities	Interest Rate
A loan advanced from E-Debit’s President for working capital.	$48,623	Demand loans	No interest
A loan advanced from an affiliated company that is controlled by E-Debit’s President for working capital.	129,365	Demand loans	No interest
A loan advanced from E-Debit’s vice President for working capital.	3,987	Demand loans	No interest
A loan advanced from E-Debit’s officers for working capital.	18,225	Demand loans	No interest
A loan advanced from E-Debit’s directors for working capital.	60,902	Demand loans	No interest
Officers’ and Directors’ bonuses payable carried forward from year 2002	46,476	Demand loans	No interest
Total	$307,578	Demand loans	No interest

The indebtedness to related parties consist of loans that are payable on demand by the related parties.  There are no interest rates attached to the related party loans.  The above obligations are reflected in the accompanying consolidated balance sheet as indebtedness to related parties.

In connection with responding to your comments, we acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should additional information is requires, please feel free to contact me directly at 403-290-0264 or fax 403-290-1266.

Regards,

/s/ Kim Law
Kim Law
Chief Financial Officer

Cc.	Douglas N. Mac Donald, CEO Cole Honeck, External Auditor